EXHIBIT 99.(a)(10)

                                   TC [LOGO]
                                             Tri-County Bancorp, Inc.


PRESS RELEASE                                                   October 20, 1998

For more information, contact:
Robert L. Savage, President
Tri-County Bancorp, Inc.
2201 Main Street, P.O. Box 1057
Torrington, WY  82240

                          Third Quarter 1998 Earnings

Robert L. Savage, President of Tri-County Bancorp, Inc. Torrington, Wyoming, parent company of Tri-County Federal Savings Bank, Torrington, Wyoming, announced today earnings of $246,000 for the third quarter and earnings of $705,000 for the nine-month period ending September 30, 1998. Year-to-date earnings per share were $0.56 compared to $0.53 in 1997. Third quarter earnings were 16.6% higher than for the same period last year. The increase was attributed to an increase in non-interest income from higher loan fees and a net gain on securities sold. Additionally, non-interest expense decreased slightly and net interest income was affected negatively to a small extent by reduced rates on earning assets. Earnings per share increased for the third quarter to $0.20, an increase of 17.6% as compared to the same quarter last year.

Year-to-date earnings are ahead of 1997 by $22,000 or 3.2%. The increase is due to a significant improvement in non-interest income partially offset by a small decrease in net interest income and a small increase in non-interest expense. Earnings per share year-to-date increased to $0.56, an increase of 5.7% as compared to the same quarter last year.

We are continuing to increase our loan portfolio and reduce the amount of securities in the investment portfolio. This tradeoff helps to improve earnings especially on a long-term basis from the higher yields in the loan portfolio.

The Company has paid dividends of $0.33 per share so far this year, which on an annualized basis is yielding 3.44% on a bid price for our stock of $12.50 per share. The dividends paid represent a significant increase of 39.1% over those paid in 1997.

On September 30, 1998, Tri-County Federal Savings Bank's Tier 1 capital ratio was 14.70%, which surpassed the regulatory requirement of 4% for a well-capitalized institution. The Tier 1 capital to risk weighted assets was 35.03%, which exceeded the regulatory requirement of 8% for a well-capitalized institution.

Tri-County Bancorp, Inc. had assets of $86.7 million on September 30, 1998. Tri-County Bancorp, Inc. is listed on the Nasdaq Small-Cap market and is traded under the symbol "TRIC."

2201 Main Street - P.O. Box 1057 - Torrington, WV 82240 - Phone (301) 532-2111 - FAX (307) 532-7631

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                              Financial Highlights
                                  (unaudited)
                 Consolidated Statements of Financial Condition


(Dollars in Thousands)                      September 30,   December 31,   September 30,
                                                     1998           1997            1997
----------------------------------------------------------------------------------------
Assets

Cash and Cash Equivalents                       $ 3,667        $ 2,639         $ 1,373
Investments                                      38,003         44,513          46,052
Loans                                            43,549         40,542          38,980
Other Assets                                      1,495          2,267           1,768
                                                -------        -------         -------

               Total Assets                     $86,714        $89,961         $88,173
                                                =======        =======         =======

Liabilities
Deposits                                        $44,753        $45,405         $47,316
Borrowed Money                                   26,311         29,697          26,358
Other Liabilities                                 1,137          1,032             996
                                                -------        -------         -------

               Total Liabilities                $72,201        $76,134         $74,670

Stockholders' Equity                            $14,513        $13,827         $13,503
                                                -------        -------         -------

  Total Liabilities and Stockholders' Equity    $86,714        $89,961         $88,173
                                                =======        =======         =======


                       Consolidated Statements of Income

                                                               Three Months Ended                    Nine Months Ended
                                                                    September 30,                        September 30,
                                                           1998              1997               1998              1997
----------------------------------------------------------------------------------------------------------------------
Interest Income                                         $ 1,499           $ 1,629            $ 4,657           $ 4,753
Interest Expense                                            861               957              2,676             2,749
                                                        -------           -------            -------           -------
Net Interest Income                                     $   638           $   672            $ 1,981           $ 2,004
Provision for Loan Loss                                       0                 0                  0                 0

Net Interest Income after Provision for Loan Loss       $   638           $   672            $ 1,981           $ 2,004
Other Income                                                 92               (13)               187                76
Other Expense                                               383               390              1,168             1,133
                                                        -------           -------            -------           -------

Income Before Income Taxes                              $   347           $   269            $ 1,000               947
Income Taxes                                                101                58                295               264
                                                        -------           -------            -------           -------

Net Income                                              $   246           $   211            $   705           $   683
                                                        =======           =======            =======           =======

Earnings Per Share - diluted (1)                        $  0.20           $  0.17            $  0.56           $  0.53
                                                        =======           =======            =======           =======

Cash Dividends Per Share (1)                            $  0.11           $  0.08            $  0.32           $  0.23
                                                        =======           =======            =======           =======


(1) Restated to reflect 100% stock split effected by a 100% stock dividend paid December 8, 1997.


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                          Financial Highlights (cont.)

                           Selected Financial Ratios


                                      Nine Months Ended     Nine Months Ended
                                     September 30, 1998    September 30, 1997
--------------------------------------------------------------------------------

Return on Average  Equity (1)                6.63%                 6.83%

Return on Average  Assets (1)                1.06%                 1.05%

Net Yield on Interest-Earning Assets (1)     3.04%                 3.15%

Non-Performing Assets to Total Assets        0.03%                 0.00%

Stockholders' Equity per Share (2)          $12.43                $11.57

(1)  Annualized year-to-date
(2) Restated to reflect 100% stock split effected by a 100% stock dividend paid December 8, 1997